Exhibit 3.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 17, 2006 - The following Management’s Discussion and Analysis of financial results as provided by the management of True Energy Trust (“True” or the “Trust”) should be read in conjunction with audited consolidated financial statements and notes for the years ended December 31, 2005 and 2004 for True Energy Trust. This commentary is based on information available to, and is dated, March 17, 2006. The financial data presented is in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars, except where indicated otherwise.

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel (6 mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Management’s Discussion and Analysis contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance. Therefore reference to diluted cash flow from operations or cash flow from operations per unit may not be comparable with the calculation of similar measures for other entities. Management uses cash flow from operations to analyze operating performance and leverage and considers cash flow from operations to be a key measure as it demonstrates the Trust’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between net earnings, cash flow from operations and cash flow from operating activities can be found in the statement of cash flows in the consolidated financial statements. Cash flow from operations per unit is calculated using the diluted weighted average number of units for the period.

Management’s Discussion and Analysis also contains other terms such as net debt and operating netbacks, which are not recognized measures under GAAP. Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt the Trust has and secondly, the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. True’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other trusts or companies.

Additional information relating to True Energy Trust, including True’s Renewal Annual Information Form, is available on SEDAR at www.sedar.com.

READER ADVISORY

Statements in this document may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust. These risks include, but are not limited to, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further Information becomes available, and as the economic environment changes.

Certain information contained herein including management’s assessment of future plans and operations, drilling plans and the costs thereof, the effect of recent legislation, expected or anticipated production rates, the weighting of production between different commodities, commodity prices, exchange rates, expected levels of royalty rates, operating costs, general administrative costs, costs of services and other costs and expenses, capital expenditures and the nature of capital expenditures and the method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.

The recovery and reserve estimates of True’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect True’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at True’s website (www.trueenergy.ca). Furthermore, the forward-looking statements contained herein are made as at the date hereof and True does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

PLAN OF ARRANGEMENT - CONVERSION TO A TRUST

On November 2, 2005 True Energy Inc. and TKE Energy Trust (“TKE”) entered into a business combination whereby True Energy Inc. acquired TKE via a reverse takeover, thus creating True Energy Trust (“True” or the “Trust”), and a publicly listed exploration focused company, Vero Energy Inc. (“Vero”), pursuant to a Plan of Arrangement (“Arrangement”). The former shareholders of True Energy Inc. initially controlled approximately 71% of the Trust and substantially all of the Trust’s new management team is the former management of True Energy Inc.

Concurrent with approval of the Arrangement, TKE received approval from Unitholders at the TKE Unitholder Meeting to consolidate its existing outstanding Trust Units on a one-for-two (1:2) basis and to change its name to “Tue Energy Trust”. Under the Arrangement, True Energy Inc. and TKE Energy Inc. were amalgamated to form the new administrator of the Trust under the name True Energy Inc.

The Arrangement resulted in True Energy Inc. shareholders receiving, for each True Share held: (i) 0.5 of a pre-consolidated Trust Unit (0.25 of a post-consolidated Trust Unit); (ii) 0.10 of a Vero Share; and (iii) one Vero arrangement warrant. Each whole Vero arrangement warrant entitled the holder to acquire 0.0655 of a Vero Share, for a period of 30 days following November 2, 2005.

Upon completion of the Arrangement, there were approximately 36.1 million Trust units and 0.8 million exchangeable shares outstanding of the Trust.

Pursuant to the Arrangement, the Trust owns 100% of the assets of TKE and approximately 90% of the former True Energy Inc. assets. The remainder of the True Energy Inc. assets were transferred to Vero, consisting primarily of producing assets and undeveloped lands in the Whitecourt/Edson area of west central Alberta.

In conjunction with the Arrangement, the Trust entered into a Transitional Services Agreement (“Agreement”) with Vero where the Trust provides personnel and certain administrative and technical services in connection with the management, development, exploitation and operation of the assets of Vero. The initial term of the Agreement was for a period of 3 months after the effective date of the Arrangement, however, this Agreement was extended to April 1, 2006. The Trust provides these services to Vero on an expense reimbursement basis, based on Vero’s monthly capital activity and production levels relative to the combined capital activity and production levels of both the Trust and Vero.

The acquisition of True Energy Inc. by TKE Energy Trust to form True Energy Trust has been accounted for as a reverse takeover of TKE and a continuity of interests of True Energy Inc. Accordingly, the consolidated financial statements for 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by True Energy Inc. The year ended December 31, 2005 reflects the results of operations and cash flows of True Energy Inc. and its subsidiaries for the period January 1 to November 1, 2005, and the results of operations and cash flows of the Trust (including TKE and its subsidiaries) for the period November 2 to December 31, 2005. The comparative figures are the results of True Energy Inc. and its subsidiaries. Due to the conversion into a trust, certain information included in Management’s Discussion and Analysis for prior periods may not be directly comparable.

The term “units” has been used to identify both the trust units and the exchangeable shares of the Trust issued on or after November 2, 2005 as well as the common shares of True Energy Inc. outstanding prior to the conversion on November 2, 2005.

DESCRIPTION OF BUSINESS

True is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities of subsidiaries and net profits interests. The trust structure allows individual unitholders to participate in the cash flow of the business. Cash flow is realized from the Trust’s ownership of natural gas and petroleum properties and related facilities. Trust units of True trade on the Toronto Stock Exchange (“TSX”) under the symbol TUI.UN.

NET EARNINGS AND CASH FLOW FROM OPERATIONS

True generated cash flow from operations of $ 87.1 million ($3.47 per diluted unit) for the year ended December 31, 2005, up 157% from the $33.9 million ($2.23 per diluted unit) for the year of 2004. Higher commodity prices and increased volumes were the primary factors contributing to the increases.

True generated earnings of $ 13.9 million ($0.55 per diluted unit) in the year 2005 compared to $9.0 million ($0.59 per diluted unit(1)) in 2004. Net earnings per unit in 2005 reflect increased cash flow partially offset by higher depletion, depreciation and accretion charges from the acquisition of Meridian Energy Corporation (“Meridian”) and the reverse takeover of TKE and incremental stock compensation costs related to the transaction.

Cash flow from operations and net earnings

Year ended December 31,	2005	2004(1)
($000s, except per unit amounts)
Cash flow from operations	87,137	33,945
Diluted ($/unit)	3.47	2.23
Net earnings	13,890	8,960
Diluted ($/unit)	0.55	0.59

(1) Restated for December 31, 2004 to reflect the consolidation of units effective November 2, 2005.

RECONCILIATION OF CASH FLOW FROM OPERATIONS AND DISTRIBUTIONS

Distributable cash is determined by aggregating various amounts received, including interest income on notes of subsidiaries and other interest income received or receivable, income generated under net profits interest, royalty, other permitted investments, ARTC and dividends and other distributions on securities of subsidiaries, after deduction of all expenses and liabilities of the Trust. The portion of distributable cash declared payable to unitholders on any distribution date is determined on recommendation of the Board of Directors of True Energy Inc.

Reconciliation of cash flow from operations and distributions

Year ended December 31,	2005
($000s, except per unit amounts)
Cash flow from operations before changes in non-cash working capital	87,137
Cash withheld to fund capital and other expenditures	69,776
Cash distributions declared (post Arrangement)	17,361
Accumulated cash distributions, beginning of period	—
Accumulated cash distributions, end of period	17,361
Cash distributions per unit (post Arrangement)	$0.48
Accumulated cash distributions per unit, beginning of year	—
Accumulated cash distributions per unit (post Arrangement), end of year	$0.48

SALES VOLUMES

Sales volumes for the year ended December 31, 2005 averaged 8,672 boe/d, an increase of 72% compared to 5,048 boe/d reported in the year 2004. The increase in sales volumes is due to the realization of the benefits derived from the corporate acquisitions combined with an active drilling program.

Sales volumes

Year ended December 31,	2005	2004
Natural gas (mcf/d)	34,287	19,923
Heavy oil (bbls/d)	2,075	1,513
Light oil and condensate (bbls/d)	591	183
NGLs (bbls/d)	292	32
Total crude oil and NGLs (bbls/d)	2,958	1,728
Total (boe/d, 6:1)	8,672	5,048

Sales of natural gas averaged 34.3 mmcf/d for 2005, compared to 19.9 mmcf/d in 2004, an increase of 72%. Natural gas in 2005 and 2004 constituted 66% of total sales.

Crude oil and NGLs sales for 2005 averaged 2,958 bbls/d up 71% from 2004 average sales of 1,728 bbls/d. During 2005, the mix between heavy and light oil shifted slightly, with sales of heavy crude decreasing by 6% of total sales. True drilled and placed on production 15 (13.5 net) heavy oil wells in the Smiley and Kerrobert areas of Saskatchewan during 2005.

COMMODITY PRICES

While commodity prices improved significantly over 2004, the impact of changes in the Canadian dollar from the conversion of US based commodity prices moderated increases in profitability during 2005 when compared to 2004. The average Canadian/U.S. exchange rate in 2005 has changed 7% in 2005 from 2004.

Average commodity prices

Year ended December 31,	2005	2004
Exchange rate (US$/Cdn$)	0.8261	0.7703
NYMEX (US$/mmbtu)	9.01	6.18
Alberta spot ($/mcf)	8.65	6.45
True’s average price, before transportation ($/mcf)	9.41	6.65
WTI (US$/bbl)	56.59	41.44
Edmonton par - light oil ($/bbl)	69.18	52.85
Bow River - heavy oil ($/bbl)	43.83	37.25
True’s average prices, before transportation and hedge ($/bbl)
Light crude and condensate	64.19	50.21
NGLs	52.69	36.52
Light crude oil, condensate, and NGLs	60.39	48.16
Heavy crude oil	32.23	28.29
Total crude oil and NGLs	40.64	30.76

True’s natural gas is primarily sold on the daily spot market. The Trust’s yearly sales price averaged $9.41/mcf for its natural gas, 42% more than the $6.65/mcf received in the prior year, exceeding the 34% increase in the Alberta Spot reference price for the same period. The incremental price gain True received compared to spot prices reflects the higher heat content and increased volumetric weighting of the acquired Willesden Green property in relation to overall corporate natural gas volumes.

For heavy crude oil, True received an average price before transportation of $32.23/bbl during 2005, an increase of 14% over 2004 prices and slightly lower than the increase experienced by the Bow River reference price for the same period. In comparison, the Bow River reference price increased 18% over the same period. True’s incremental price reflects higher premiums paid for condensate blending. The high condensate prices incurred during the first and third quarters of 2005 account for a significant portion of this difference. The Trust blends most of its heavy oil with condensate on a 4:1 ratio to meet pipeline requirements. For light oil, condensate and NGLs, True recorded an average $60.39/bbl during 2005, 25% greater than the average price received in 2004. During this period, the Edmonton par price increased by 31%.

REVENUE

Revenue before transportation for the year ended December 31, 2005 reached a landmark of $161.5 million, 138% greater than the $67.9 million generated in 2004. The higher revenue was the result of significant growth in production volumes for natural gas, crude oil, condensate and NGLs, complemented by higher natural gas and crude oil prices.

Revenue

Year ended December 31,	2005	2004
($000s)
Light crude oil and condensate	13,852	3,354
NGLs	5,617	429
Heavy oil	24,402	15,671
Crude oil and NGLs	43,871	19,454
Natural gas	117,758	48,494
Total before transportation and other	161,629	67,948
Other	(176)	—
Total before transportation	161,453	67,948
Transportation	(3,525)	(1,813)
Total	157,928	66,135

Other revenue incorporates the fourth quarter 2005 amortization of a TKE light oil hedging loss of $217 thousand offset by miscellaneous other income of $41 thousand. In 2006, True has a costless collar oil hedge for 2,000 bbl/d, with a WTI reference price, a floor of $58.00/bbl U.S; and a ceiling of $69.35/bbl U.S., with a monthly settlement starting April 1, 2006 to December 31, 2006.

Transportation costs continue to be approximately 2% to 3% of gross revenues for years ending 2005 and 2004.

FAIR VALUE OF DERIVATIVE INSTRUMENTS

Periodically True and TKE have utilized financial derivatives to manage market risk and to provide an element of stability to cash flow. The estimated fair value of open hedging contracts at the end of each reporting period is disclosed in accordance with CICA Accounting Guideline 13 “Hedging Relationships”. As at December 31, 2005, the Trust had no financial derivatives outstanding.

ROYALTIES

For 2005, total royalties were $40.8 million, compared to $17.4 million incurred in 2004 up 135%, paralleling the increase in full year sales revenue. Royalties as a percentage of sales (after transportation costs) in 2005 was 26%, consistent with 2004 royalty rates. True recorded its maximum Alberta Royalty Tax Credit in 2005.

Royalties, by commodity type

Year ended December 31,	2005	2004
($000s, except where noted)
Light crude oil and condensate	2,544	506
$/bbl	11.79	7.58
Average light crude oil and condensate royalty rate (%)	18	15
NGLs	1,138	82
$/bbl	10.67	6.98
Average NGLs royalty rate (%)	20	19
Heavy oil	5,107	3,390
$/bbl	6.75	6.12
Average heavy oil royalty rate (%)	22	22
Natural gas	32,029	13,411
$/mcf	2.56	1.84
Average natural gas royalty rate (%)	28	28
Total	40,818	17,389
$/boe	12.90	9.41
Average total royalty rate (%)	26	26

Royalties, by type

Year ended December 31,	2005	2004
($000s)
Crown royalties, net of ARTC	28,739	10,850
Indian Oil and Gas Canada royalties	909	—
Freehold & GORR	11,170	6,539
Total	40,818	17,389

PRODUCTION EXPENSES

For year, production expenses totaled $21.2 million, compared to $10.9 million recorded in the same period of 2004. During 2005, production expenses averaged $6.70/boe, an increase of $0.78/boe compared to 2004, reflecting the addition of the TKE properties, which have historically had higher per unit operating costs than the True or Meridian asset base plus increased general costs for services. Production costs grew for gas gathering and processing, well servicing and maintenance, trucking, and road and lease maintenance costs.

Production expenses, by commodity type

Year ended December 31,	2005	2004
($000s, except where noted)
Light crude oil and condensate	2,115	693
$/bbl	9.80	10.38
NGLs	500	70
$/bbl	4.69	5.96
Heavy oil	5,420	3,183
$/bbl	7.16	5.75
Natural gas	13,184	6,993
$/mcf	1.05	0.96
Total	21,219	10,939
$/boe	6.70	5.92

OPERATING NETBACKS

For the year 2005, corporate field operating netbacks improved by 48% to $30.28/boe from $20.46/boe in 2004. Strong commodity prices enhanced by the price received from a rich natural gas/condensate mix derived from properties acquired in the first quarter have exceeded the incremental royalty and production expenses in the period.

Field operating netbacks - corporate

Year ended December 31,	2005	2004
($/boe)
Sales (after hedge)	50.99	36.77
Transportation	(1.11)	(0.98)
Royalties	(12.90)	(9.41)
Production expense	(6.70)	(5.92)
Field operating netback	30.28	20.46

Field operating netbacks for natural gas during 2005 increased 52% to $5.62/mcf, compared to $3.69/mcf for 2004, predominately as a result of True’s 2005 average sales price per mcf exceeding the 2004 average sales price by $2.76/mcf, reflecting market commodity price changes for natural gas. Per unit royalties increased proportionately with per unit gas sales.

Field operating netbacks - natural gas

Year ended December 31,	2005	2004
($/mcf)
Sales	9.41	6.65
Transportation	(0.18)	(0.16)
Royalties	(2.56)	(1.84)
Production expense	(1.05)	(0.96)
Field operating netback	5.62	3.69

Field operating netbacks for crude oil and NGLs averaged $23.61/bbl during 2005, up 37% compared to $17.28/bbl for 2004 reflecting the increased weighting of True’s production of light oil and NGLs compared to heavy oil and the corresponding increase in average sales prices for these commodities relative to heavy oil. Per unit crude oil and NGL sales price increases exceeded the incremental royalty expenses for the quarter. The amortization of a TKE light oil hedging loss reduced the per unit netback by $0.20/bbl.

Field operating netbacks - crude oil and NGLs

Year ended December 31,	2005	2004
($ /bbl)
Sales (after hedge)	40.44	30.76
Transportation	(1.25)	(0.95)
Royalties	(8.14)	(6.29)
Production expense	(7.44)	(6.24)
Field operating netback	23.61	17.28

GENERAL AND ADMINISTRATIVE

On a per-unit of production basis, general and administrative costs in 2005 are $1.34/boe, consistent with 2004. Net general and administrative expenses for the year ended December 31, 2005 were $4.2 million compared to $2.5 million for the same period in 2004.

In 2005, gross costs, amounts capitalized and recoveries have all increased, reflecting the personnel and related supplies required to administer the increased production base and incorporate two significant corporate acquisitions during the year. Higher general and administrative costs reflect increased computer service charges, recruiting fees, travel and professional services. In 2005, a proportional increase in costs recovered reflects the active drilling program whereby costs are allocated to capital projects. On a weighted basis, the proportion of costs related to capital projects has declined, as True shifted focus from an exploration and development entity to a royalty trust.

General and administrative costs

Year ended December 31,	2005	2004(1)
($ 000s, except where noted)
Gross costs	9,204	5,525
Capitalized	(2,265)	(1,773)
Recoveries	(2,708)	(1,277)
Net costs	4,231	2,475
Net costs, per unit ($/boe)	1.34	1.34

(1) Restated to exclude stock-based compensation expense.

UNIT-BASED COMPENSATION

All options and incentive units held by True Energy Inc. and TKE service providers were either exercised or expired on or before completion of the Arrangement on November 2, 2005, triggering an acceleration of stock based compensation charges. For TKE, these costs were treated as transaction costs and included in the purchase price equation of the acquisition. For True, a total of $2.2 million of costs were triggered, reflected in the financial statements as Plan of Arrangement costs.

For the year ended December 31, 2005, the non-cash unit-based compensation was $5.4 million compared to $0.8 million in 2004, reflecting the fourth quarter grant of incentive rights, subsequent to completion of the Arrangement to the Trust’s employees, consultants and directors.

INTEREST EXPENSE

True recorded $1.3 million of interest expense for the year 2005, up from $0.5 million in 2004. Net debt of $111.1 million at the end of 2005 reflects the incremental net debt assumed in the Meridian and TKE acquisitions combined with True’s capital expenditure program.

Interest costs

Year ended December 31,	2005	2004
($000s, except where noted)
Interest expense	1,308	528
Interest ($/boe)	0.41	0.29
Net debt at period end	111,129	22,158
Debt to fourth quarter cash flow ratio annualized	0.8x	0.5x

CAPITAL EXPENDITURES

Capital expenditures during 2005 were $565.1 million, of which a net $116.1 million was before corporate acquisitions and dispositions. By comparison, True spent a cumulative $55.2 million in 2004. During 2005, True achieved a 92% success rate with the drilling of 141 (110.1 net) wells, resulting in 102 (78.9 net) gas wells and 29 (22.1 net) oil wells.

Capital expenditures

Year ended December 31,	2005	2004
($000s)
Lease acquisitions and retention	8,667	5,790
Geological and geophysical	2,817	1,828
Drilling and completion costs	85,146	30,911
Facilities and equipment	18,964	8,113
Exploration and development	115,594	46,642
Acquisitions - property	166	8,428
Acquisitions - corporate	475,879	—
Head office expenditures	324	140
Total expenditures	591,963	55,210
Dispositions	(26,892)	(291)
Net capital expenditures	565,071	54,919

At December 31, 2005 True had an extensive land base with approximately 345,930 net acres of undeveloped land, of which 155,805 net acres are in Saskatchewan, 186,846 net acres are in Alberta and 3,280 net acres are in British Columbia.

As at December 31, 2005, True has committed to drill five wells in Saskatchewan by the end of 2006 pursuant to various farm-in agreements with oil and gas companies. Subsequent to year-end 2005, True has further committed to drill an additional two wells in Alberta and one in Saskatchewan. Total estimated cost to True, for these commitments is $3.3 million.

CEILING TEST

The Trust calculates a ceiling test quarterly and annually whereby the carrying value of petroleum and natural gas properties is compared to estimated future cash flow from the production of proved reserves. In 2005, the ceiling test was performed in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) AcG-16 “Oil and Gas Accounting - Full Cost”, a two step process.

The Trust performed a ceiling test calculation at December 31, 2005 resulting in undiscounted cash flows from proved reserves and the lower of cost and market of unproved properties not exceeding the carrying value of oil and gas assets. Consequently, True performed stage two of the ceiling test assessing whether discounted future cash flows from the production of proved plus probable reserves and the lower of costs and market of unproved properties exceed the carrying value of oil and gas assets. No impairment in oil and gas assets was identified.

At December 31, 2005, the Trust calculated the ceiling test using weighted average prices of $32.04/bbl for heavy oil, $57.78/bbl for light and medium gravity oil, and $51.50/bbl for NLG’s, and $8.93/mcf for natural gas.

PLAN OF ARRANGEMENT COSTS

Costs relating to the Arrangement include charges of $2.2 million of stock-based compensation costs arising from the vesting and exercising of True Energy Inc. options and $1.4 million of severance and retention costs.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion (site restoration) expense for 2005 was $61.4 million, compared to $14.6 million in 2004. The increased expense reflects the March 2005 acquisition of Meridian assets, the reverse takeover of TKE and increased overall production volumes. True has excluded from the depletion calculation $60.4 million for undeveloped properties and $40.1 million for estimated salvage.

Depletion, depreciation and accretion costs

Year ended December 31,	2005	2004
($000s, except where noted)
Depletion	51,804	10,059
Depreciation	9,300	4,394
Accretion	336	170
Total	61,440	14,623
Per unit ($/boe)	19.41	7.91

INCOME TAXES

For the year ending December 31, 2005 the Trust has recorded a provision for capital taxes of $3.4 million compared to $1.4 million expensed in 2004. Capital taxes are based on debt and equity levels of the Trust at the end of the year and are higher in 2005 due to the Trust’s significant growth in the year, as well as increased gross sales revenue from Saskatchewan based properties. As a result of recent legislation, federal capital taxes are to be gradually eliminated over the next two years.

Future income taxes arise from differences between the accounting and tax bases of the operating companies’ assets and liabilities. For the year ending December 31, 2005 the Trust recognized a provision for future income taxes of $2.6 million compared to $9.1 million expensed in 2004. Over the 2003 to 2007 period, the federal tax rate is to be reduced by seven percentage points, and the resource allowance deduction is going to be phased out, to be replaced by a deduction for Crown royalties paid.

In the Trust’s structure, payments are made between the operating subsidiaries and the Trust transferring income and future income tax liability to the unitholders. Therefore, it is currently expected, based on existing legislation that no cash income taxes are to be paid by the operating subsidiaries in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2005, the operating subsidiaries have a future income tax liability balance of $146.7 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price.

As a result of the reverse takeover of TKE and the acquisition of Meridian during the year, the Trust recorded a total additional future income tax liability of $129.3 million. At December 31, 2005 the operating subsidiaries of the Trust had approximately $165 million, net of partnership deferrals, in tax pools available for deduction against future earnings.

DISTRIBUTIONS

For the year ended December 31, 2005 the Trust declared $17.4 million of total distributions as follows:

	Monthly
	distribution
Distributions	per unit		Total
($000s, except monthly amount)
After the arrangement (two month period)	$0.24	(1)	17,361

(1) The monthly distribution amount per unit after the Arrangement reflects a 1:2 trust unit consolidation on November 2, 2005.

For Canadian tax purposes, 2005 distributions, both prior to and post Arrangement, were determined to be 95 percent taxable and 5 percent a tax deferred return of capital in the hands of Canadian unitholders. In Canada, the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. In consultation with its U.S. tax advisors, True believes that its trust units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. unitholders should be “qualified dividends” for U.S. federal income tax purposes. As such, the portion of the distributions made during 2005 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding True units. Please view our press release addressing this.

DISTRIBUTION REINVESTMENT PLAN

Effective December 1, 2004, TKE Energy Trust implemented a Distribution Reinvestment Plan (“DRIP”). The DRIP provides eligible unitholders of trust units of the Trust the opportunity of accumulating additional units by reinvesting their distributions at a discount, as defined in the plan, effectively 95% of the arithmetic average of the daily volume weighted average trading prices, as adjusted for certain capital changes. Further details of the plan and information on how to enroll is available on the Trust’s website. The Board of Directors have approved an enhanced DRIP program, which will be implemented in the near future.

LIQUIDITY AND CAPITAL RESOURCES

The Trust’s net debt as at December 31, 2005 was $111.1 million, with $71.4 million drawn on a revolving credit facility and the balance a net working capital deficit. True’s year end net debt compared to the fourth quarter cash flow, annualized, was 0.8 times.

Immediately following the completion of the Plan of Arrangement with TKE, new banking facilities were put in place. This bank facility for True Energy Inc. and the Trust consists of a demand revolving credit facility with two Canadian Chartered banks in the amount of $115 million and an operating facility of $10 million. The credit facility is guaranteed by the Trust and all material subsidiaries, and is secured against all of the assets of True Energy Inc., the Trust and all material subsidiaries. Security is provided by a first floating charge demand debenture of $250 million. True has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances. Interest is payable at the lenders’ prime rate, subject to adjustment depending on the debt to cash flow ratio. A standby fee is charged on one eighth of one percent (0.125%) on the undrawn portion of the credit facility. The availability under the facility was subject to an interim review date of March 1, 2006 and an annual review on or before June 1, 2006. Prior to March 1, 2006, the interim review date was extended to May 31, 2006 and the working capital covenant was waived. In March 2006, the facility was changed to a $135 million demand revolving credit facility with one Canadian Chartered bank and a $15 million operating facility, subject to an annual review by June 1, 2006.

Management expects to be able to fund the capital expenditure program for 2006 using cash flow from operations and available credit facilities. If cash flows are other than projected, capital expenditure levels will be adjusted. The practice of continually monitoring spending opportunities in comparison to expected cash flow levels allows for adjustments to the capital program as required. True anticipates year-end 2006 net debt of the Trust to be approximately $140 million.

On March 16, 2005, True Energy Inc. completed the purchase of all of the issued and outstanding shares of Meridian, subject to shares not tendered to the offer being acquired pursuant to compulsory acquisition provisions. In total, True issued 35,749,931 shares and paid $0.6 million cash to acquire Meridian. On November 2, 2005 True Energy Inc completed the reverse takeover of TKE through the Arrangement. True shareholders exchanged one True common share for 0.50 pre-consolidation (0.25 post-consolidation) trust unit of TKE, 0.10 of a common share of Vero and one share purchase warrant of Vero. TKE’s name was changed to True Energy Trust, and the TKE trust units were consolidated on a 1 for 2 basis. True Energy Inc. and TKE Energy Inc. were amalgamated to form the new administrator of the Trust under the name True Energy Inc.

Prior to the completion of the Arrangement, all of the outstanding incentive units of TKE Energy Trust and stock options of True Energy Inc. were either exercised or cancelled. Subsequent to the Arrangement, at December 31, 2005 the Trust had outstanding 3,159,000 incentive rights exercisable at an average exercise price of $18.27 per unit (prior to adjustment, as set out in the plan). As at March 13, 2006 the Trust had outstanding a total of 3,339,832 incentive units exercisable at an average exercise price of $18.43 per unit (prior to adjustment), 618,199 exchangeable shares (convertible into an aggregate of 365,689 trust units and 36,309,968 trust units as at March 13, 2006 and subject to further adjustments for distributions made on Trust Units).

FOURTH QUARTER

Cash flow from operations during the fourth quarter of 2005 was $32.9 million, an increase of 219% compared to $10.3 million for the fourth quarter of 2004. By comparison, in the last quarter of 2005, True recorded an increase in earnings of 14% ($3.2 million), compared to $2.8 million in the fourth quarter of 2004. For the fourth quarter 2005 compared to 2004, True’s cash flow from operations increased more than net earnings primarily as a result of incremental cash and non cash costs incurred in connection with the Arrangement and increased depletion and depreciation charges from the acquisition of TKE.

Sales volumes for the three months ended December 31, 2005 averaged 10,784 boe/d, up 82% from the 5,927 boe/d produced in the fourth quarter of 2004. Production during the last quarter of 2005 included TKE volumes for November and December, the post Arrangement period, and excluded Vero sales for the same period. Natural gas sales averaged 42.5 mmcf/d during the last quarter of 2005, compared to 23.2 mmcf/d in the fourth quarter of 2004. The weighting toward natural gas averaged 66% in the fourth quarter, compared to 65% in the corresponding period of 2004. In the last quarter of 2005, True’s natural gas exploration efforts focused primarily on drilling 29 (27.9 net) natural gas wells at Dodsland, Saskatchewan, 11 (5.0 net) gas wells at Willesden Green, Alberta, and 6 (5.0 net) wells at Freemont, Saskatchewan. Crude oil, condensate and NGL sales volumes averaged 3,699 bbls/d in the fourth quarter compared to 2,064 bbls/d during the same period of 2004. During the fourth quarter of 2005, True drilled 4 (4.0 net) heavy oil wells at Kerrobert, 12 (7.9 net) light oil wells at Kerrobert and 1 (0.2 net) light oil well at Montag. During the fourth quarter of 2005, True invested $52.8 million on capital projects, excluding corporate and asset acquisitions and dispositions, compared to $17.5 million in 2004.

During the fourth quarter of 2005, True enjoyed healthy commodity prices. The average Alberta Spot price during this quarter was 74% higher than in the same period in 2004. For the three months ending December 31, 2005, before accounting for transportation costs or hedges, True received an average natural gas price of $11.88/mcf, 78% greater than $6.68/mcf in the same period in 2004. For heavy crude oil, True received an average price before transportation of $30.53/bbl during the fourth quarter of 2005, 25% more than $24.47/bbl in 2004. In comparison, the average reference price for Bow River crude in 2005 was 20% more than the average 2004 price in the same period. For light oil, condensate and NLGs, True received an average price of $60.49/bbl during the last quarter of 2005, 8% more than the average price of $56.18/bbl received in the same period of 2004, despite a 23% increase in the Edmonton par reference price in this same period. During the fourth quarter of 2005, pre-transportation revenue of $60.8 million was 212% more than the corresponding 2004 period.

In the fourth quarter of 2005, the Trust paid $15.5 million in royalties, compared to $5.0 million in the same period in 2004. As a percentage of pre-hedge sales (after transportation costs), royalties were 26% in 2005 compared to 27% in 2004. In this same period of 2005, operating costs totaled $7.6 million, compared to $2.8 million recorded in the same period of 2004. During the fourth quarter of 2005, operating costs averaged $7.66/boe, up from the $5.10/boe incurred during the fourth quarter of 2004, reflecting the higher per unit cost of the TKE properties and increased field costs for services. During the fourth quarter of 2005, company field operating netbacks improved by 80% compared to 2004, driven primarily by increased crude oil sales prices partially offset by increased per unit transportation, royalties and operating costs. Field operating netbacks for natural gas during the fourth quarter of 2005 of $7.37/Mcf were 90% greater than the 2004 netbacks, reflecting an increased gas price combined with operating costs reductions. Field operating netbacks for crude oil and NLGs during the fourth quarter of 2005 averaged $22.32/bbl, up from $14.98/bbl during the fourth quarter of 2004.

In the fourth quarter of 2005, the net cost of general and administrative charges was $1.2 million, compared to $0.8 million in the comparable 2004 period reflecting the increased costs for services. Effective November 2, 2005, True completed the reverse takeover of TKE through the Arrangement.

Depletion, depreciation and accretion expense for the fourth quarter of 2005 was $28.7 million, compared to $4.5 million in 2004, reflecting the acquisition of the TKE resource properties through the Arrangement.

BUSINESS PROSPECTS AND 2006 OUTLOOK

Since its formation in September 2000, True has experienced significant growth in its production and land base. As a royalty trust, a more moderated growth pattern is expected in comparison, as the Trust continues to develop its core assets and conduct some exploration programs utilizing the inventory of geological prospects. In addition, the Trust will explore potential acquisition opportunities. Currently, the Trust’s producing properties are located in Saskatchewan, Alberta and British Columbia.

With a year-end 2005 production exit rate of approximately 12,000 boe/d, and a moderate capital program, the Trust currently anticipates that 2006 average production will be approximately 12,000 to 12,500 boe/d, weighted approximately two-thirds toward natural gas. True believes world and domestic supply and demand factors will result in longer term strong prices for crude oil and natural gas in 2006, despite potential softness mid-year. True currently has budgeted the U.S.$/ Cdn $ exchange rate to average 0.87 for 2006.

Fourth quarter 2005 royalty rates and operating costs, reflecting the impact of the historical True asset base combined with the TKE production base, are expected to continue throughout 2006 in this approximate range. Operating costs may vary depending on weather conditions and the cost of services. Royalties will also vary as wells on royalty holidays reach the allowed maximum.

Capital expenditure levels will be adjusted as cash flow levels vary. Currently, the Trust anticipates spending approximately $40 million, net of dispositions, in 2006 on oil and gas exploration and development activities within Saskatchewan, Alberta and British Columbia, including minor asset acquisitions.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, True adopted Accounting Guideline 16, “Oil and Gas Accounting - Full Cost”. In September 2002, the Canadian Institute of Chartered Accountants (“CICA”) approved Section 3063, “Impairment of Long-Lived Assets” (S. 3063), establishing standards for the recognition, measurement and disclosure of the impairment of long-lived assets and applies to long-lived assets held for use. An impairment loss is recognized when the carrying value exceeds its fair value and is not recoverable. This standard is effective for fiscal years beginning on or after April 1, 2003. AcG-16, issued in September 2003, includes this section in the application of the impairment test for oil and gas companies using the full cost method of accounting. The carrying value for oil and gas properties is limited to their fair value, which is equal to estimated future cash flows from proved and probable reserves, calculated using future price forecasts and costs discounted at a risk-free rate. The former ceiling test used undiscounted cash flows determined using constant prices, reduced for general and administrative and financing costs. The adoption of this standard had no material adverse impact on the Trust’s financial results.

Also effective January 1, 2004 True adopted the CICA’s new accounting pronouncement Accounting Guideline 13 “Hedging Relationships” (AcG-13) which is in effect for fiscal years commencing on or after July 1, 2003. This Guideline sets out certain conditions when hedge accounting may be applied; otherwise the fair values of derivative financial instruments are recorded as an asset or liability on the balance sheet. At December 31, 2005 True did not have any hedges; hence the guideline has no applicability.

For the fiscal year beginning January 1, 2004, True adopted the CICA’s new section “Asset Retirement Obligations” (Section 3110). This new accounting pronouncement requires accrued reclamation and abandonment obligations be recognized on the balance sheet by increasing oil and gas properties offset by a corresponding liability. The asset and liability are initially measured at fair value, being the discounted future value of the liability, and then capitalized as part of the cost of the asset and subsequently amortized over the life of the asset. The liability accretes until the retirement obligation is settled. The adoption of this standard does not have a material adverse impact on the Trust’s financial position or results of operations.

The Trust has adopted the March 19, 2004 recommendation of the Emerging Issues Committee of the CICA on flow-through shares (EIC-146), which requires the recognition of the foregone tax benefits at the time of renouncement, provided there is reasonable assurance that the expenditures will be incurred. Prior to 2004, the tax effect of the renouncement was recorded when the corresponding flow-through shares were issued. In April 2004, the Trust committed to incur $5.5 million of qualifying Canadian Exploration Expense (“CEE”) expenditures by the end of 2005 to satisfy 2004 flow-through share agreements. In accordance with EIC-146, in the first quarter of 2005, True reduced its CEE income tax pool and recognized the income tax effect on related share issue costs when the expenditures were renounced to the shareholders. This commitment has been satisfied.

SENSITIVITY ANALYSIS

The table below shows sensitivities to cash flow as a result of product price and operational changes. This is based on average production volumes of 12,400 boe/d. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Hedging activities can significantly affect these sensitivities. Changes in any of these parameters will affect cash flow as shown in the table below:

Sensitivity analysis

		Cash flow from
	Cash flow from	operations
	operations	per diluted unit
	($000s)	($)
Change of US $1/bbl WTI	1,084	0.03
Change of US $0.10/mcf	1,609	0.04
Change of US $0.01 Cdn/US exchange rate	2,202	0.06
Change in prime of 1%	1,175	0.03

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Trust for the eight most recently completed quarters at the end of 2005.

2005 - Quarter ended (unaudited) (1)

($000s, except per unit amounts)	March 31	June 30	September 30	December 31
Gross revenues before royalties and transportation	22,441	33,663	44,510	60,839
Cash flow from operations	10,732	18,013	25,500	32,893
Cash flow from operations per unit
Basic	$0.63	$0.73	$1.04	$1.02
Diluted	$0.61	$0.72	$1.01	$1.00
Net earnings	1,030	3,130	6,502	3,228
Net earnings per unit
Basic	$0.06	$0.13	$0.26	$0.10
Diluted	$0.06	$0.13	$0.26	$0.10
Capital expenditures, net	205,095	20,166	28,651	311,159

2004 - Quarter ended (unaudited) (1)

($000s, except per unit amounts)	March 31	June 30	September 30	December 31
Gross revenues before royalties and transportation	13,342	17,377	17,760	19,469
Cash flow from operations	6,264	8,783	8,593	10,305
Cash flow from operations per unit
Basic	$0.46	$0.58	$0.56	$0.67
Diluted	$0.45	$0.57	$0.54	$0.65
Net earnings	958	2,874	2,295	2,833
Net earnings per unit
Basic	$0.07	$0.19	$0.15	$0.18
Diluted	$0.07	$0.19	$0.15	$0.18
Capital expenditures, net	15,243	9,075	13,102	17,499

(1) Restated for changes in accounting policies and to reflect the consolidation of units effective November 2, 2005.

SELECTED ANNUAL INFORMATION

Years ended December 31,	2005	2004 (1)	2003 (1)
($000s, except per unit amounts)
Gross revenues before royalties and transportation	161,453	67,948	38,479
Cash flow from operations	87,137	33,945	16,012
Cash flow from operations per unit
Basic	$3.53	$2.28	$1.33
Diluted	$3.47	$2.23	$1.30
Net earnings	13,890	8,960	4,363
Net earnings per unit
Basic	$0.56	$0.60	$0.36
Diluted	$0.55	$0.59	$0.35
Capital expenditures, net	565,071	54,919	20,040
Total assets	731,129	108,339	64,612
Total net debt - current	111,129	22,158	14,461
Long-term financial liabilities
Obligations under capital lease	54	—	—
Capital taxes payable	1,700	1,364	836
Future income taxes	146,729	13,209	4,481
Asset retirement obligations	10,457	3,951	2,702
Exchangeable shares of subsidiary	9,709	—	—
Production (boe/d)	8,672	5,048	3,003

(1) Restated for changes in accounting policies and to reflect the consolidation of units effective November 2, 2005.

BUSINESS RISKS, UNCERTAINTIES AND FORWARD-LOOKING STATEMENTS

Statements in this document may contain forward-looking information including expectations of future production, components of cash flow and earnings, expected future events and/or financial results that are forward looking in nature and subject to substantial risks and uncertainties. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. The Trust cautions the readers that actual performance will be affected by a number of factors, as many may respond to changes in economic and political circumstances throughout the world. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. These external factors beyond the Trust’s control may affect the marketability of oil and natural gas produced, industry conditions including changes in laws and regulations, changes in income tax regulations, increased competition, fluctuations in commodity prices, interest rates, and variations in the Canadian/United States dollar exchange rate. The reader is cautioned not to place undue reliance on this forward looking information.

True’s production and exploration activities are concentrated in the Western Canada Sedimentary Basin, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers to the much larger integrated petroleum companies. True is subject to the various types of business risks and uncertainties including:

• Finding and developing oil and natural gas reserves at economic costs;

• Production of oil and natural gas in commercial quantities; and

• Marketability of oil and natural gas produced.

In order to reduce exploration risk, the Trust strives to employ highly qualified and motivated professional employees with a demonstrated ability to generate quality proprietary geological and geophysical prospects. To help maximize drilling success, True combines exploration in areas that afford multi-zone prospect potential, targeting a range of low to moderate risk prospects with some exposure to select high-risk with high-reward opportunities. True also explores in areas where the Trust has significant drilling experience.

The Trust mitigates its risk related to producing hydrocarbons through the utilization of the most appropriate technology and information systems. In addition, True seeks to maintain operational control of the majority of its prospects.

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. In order to mitigate such risks, True conducts its operations at high standards and follows safety procedures intended to reduce the potential for personal injury to employees, contractors and the public at large. The Trust maintains current insurance coverage for general and comprehensive liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect changing corporate requirements, as well as industry standards and government regulations. True may periodically use financial or physical delivery hedges to reduce its exposure against the potential adverse impact of commodity price volatility, as governed by formal policies approved by senior management subject to controls established by the Board of Directors.

CRITICAL ACCOUNTING ESTIMATES

The reader is advised that the critical accounting estimates, policies, and practices as described in the Trust’s Management’s Discussion and Analysis continue to be critical in determining True’s financial results.

The reader is cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. Estimated reserves are also utilized by True’s bank in determining credit facilities. Reserves affect net income through depletion, site restoration and abandonment estimates and the ceiling test calculation. Estimating reserves is very complex, requiring many judgments based on available geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Changes in these judgments and estimates could have a material impact on the financial results and financial condition. The following discussion outlines accounting policies and practices that are critical to determining True’s financial results.

In following the liability method of accounting for income taxes, related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the future income tax liability calculated at a point in time. These differences could materially impact earnings.

The Trust is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Trust’s favor, the Trust does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which True currently foresees.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Trust reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Trust’s management monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstance.

COMMITMENTS

As at December 31, 2005, True had committed to drill five wells in Saskatchewan by the end of 2006 pursuant to various farm-in agreements with oil and gas companies. Subsequent to year-end 2005, True has further committed to drill an additional two wells in Alberta and one in Saskatchewan. Total estimated cost to True, for these commitments is $3.3 million.

Leases relating to gas compression and other equipment, having initial costs totaling $1.2 million (2004 - $1.2 million) have been classified as capital leases and are included in property, plant and equipment. The capital lease obligations have implicit interest rates consisting of a variable Bankers Acceptance rate + 3.7%, and 8.50%; and are repayable as follows: 2006 - $258,081 and 2007 - $53,563.

The Trust has further committed to various corporate sponsorships extending to September 2006 at an estimated combined cost of up to $42,000.

The Trust is committed to payments under operating leases for office space as follows:

	Gross	Expected	Net
Year	amount	recoveries	amount
($000s)
2006	1,175	434	741
2007	1,191	417	774
2008	1,183	241	942
2009	863	241	622
2010	241	241

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust’s management as appropriate to allow timely decisions regarding required disclosure. The Trust’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Trust’s annual filings for the most recently completed financial year, that the Trust’s disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Trust, including its consolidated subsidiaries, is made known to them by others within those entities. It should be noted that while the Trust’s Chief Executive Officer and Chief Financial Officer believe that the Trust’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.